Exhibit (a)(5)(B)

The following is an English translation of a Summary Description of the Offer’s Main Terms and Conditions published in French by Sanofi-Aventis on October 4, 2010.

Summary Description of the Offer’s Main Terms and Conditions

GC Merger Corp., a Massachusetts corporation (the “Purchaser”) and a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Parent”), is offering to purchase all outstanding shares of common stock, US $0.01 par value per share (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme” or the “Company”), at a purchase price of US $69.00 per Share (the “Offer Price”), net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), each as filed with the U.S. Securities and Exchange Commission (the “SEC”) as exhibits to a Schedule TO filed today by the Purchaser and Parent.

1. Genzyme Corporation

According to public information, Genzyme can be described briefly as a global biotechnology company that develops and distributes products and services focused on rare inherited disorders, kidney disease, orthopedics, cancer, transplant and immune disease, and diagnostic testing. Genzyme has a substantial development program focused on these fields, as well as multiple sclerosis, cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need. Genzyme is listed on Nasdaq.

2. Purpose of the Offer and Parent’s plans for Genzyme

The purpose of the Offer is for Parent, through the Purchaser, to acquire control of, and the entire equity interest in, Genzyme. Parent and the Purchaser currently intend, as soon as practicable after consummation of the Offer, to seek to have Genzyme consummate a second-step merger (the “Proposed Merger”) or other similar business combination with the Purchaser or another direct or indirect wholly-owned subsidiary of Parent, pursuant to which, in substance, each then outstanding Share not owned by Parent or the Purchaser (or their subsidiaries) would be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer without interest (and less any applicable withholding taxes).

Plans for Genzyme. Following the Proposed Merger, Parent plans to put its resources behind Genzyme to invest in developing new treatments, enhance penetration in existing markets and further expand into emerging markets. Parent intends to leverage its strong global footprint and its manufacturing expertise in order to address Genzyme’s manufacturing issues. Parent recognizes the strategic importance of the greater Boston area, and established its oncology and vaccines research units in Cambridge. Parent intends that Genzyme would become the global center for excellence for Parent in rare diseases and further increase Parent’s presence in the greater Boston area. Genzyme’s management and employees would play a key role within Sanofi-Aventis following the acquisition.

In connection with the Offer, Parent and the Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that the Purchaser acquires control of Genzyme. In addition, if and to the extent that the Purchaser acquires control of Genzyme or otherwise obtains access to the books and records of Genzyme, Parent and the Purchaser intend to conduct a detailed review of Genzyme and its assets, financial projections, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist. Such strategies could include, among other things, changes in Genzyme’s business, facility locations, corporate structure, rationalization of employment and cost levels, product development, marketing strategies, capitalization, management or dividend policy.

Board representation: The Purchaser may nominate, and solicit proxies for the election of, a slate of nominees (the “Nominees”) for election at Genzyme’s 2011 annual meeting (the “Proxy Solicitation”).

Whether or not the Purchaser proposes a merger or other similar business combination with Genzyme and, if the Purchaser proposes Nominees for election at Genzyme’s 2011 annual meeting, whether or not its Nominees are elected at Genzyme’s annual meeting, the Purchaser currently intends, as soon as practicable after consummation of the Offer, to seek maximum representation on Genzyme’s board of directors (the “Genzyme Board”). The Purchaser intends, promptly after the consummation of the Offer, to request that some or all of the current members of the Genzyme Board resign and that the Purchaser’s designees be elected to fill the vacancies so created. Should such request be refused, the Purchaser intends to take such action as may be necessary and lawful to secure control of the Genzyme Board. The Purchaser reserves the right to seek to call a special meeting of Genzyme’s shareholders in order to act on proposals to be determined.

If the Purchaser proposes Nominees for elections at Genzyme’s 2011 annual meeting, the Purchaser expects that its Nominees and designees, subject to their fiduciary duties under applicable law, would cause the Genzyme Board to:

•	approve the Offer and the Proposed Merger, or otherwise act to satisfy the Chapter 110F Condition; and

•	take any other actions necessary to cause the Proposed Merger to be consummated.

None of this communication, the Offer to Purchase or the Offer constitutes a solicitation of proxies in connection with any potential Proxy Solicitation or otherwise. Any such solicitation will be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the SEC.

3. Offer Procedure

Expiration: The Offer will expire at 11:59 p.m., New York City time on Friday, December 10, 2010 (the “Expiration Date”) unless the Purchaser, in its sole discretion, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof.

Amendment: Parent and the Purchaser are seeking to negotiate a business combination with Genzyme. Subject to applicable law, Parent and the Purchaser reserve the right to amend the Offer (including amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in the Proposed Merger) or to negotiate a merger agreement with Genzyme not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Parent, the Purchaser and Genzyme.

Fees and charges: All charges and expenses of J.P. Morgan Securities LLC (the “Dealer Manager”), Computershare Trust Company, N.A. (the “Depositary”) and MacKenzie Partners, Inc. (the “Information Agent”) incurred in connection with their services in such capacities in connection with the Offer, will be paid by the Purchaser.

4. Conditions

The Offer is conditioned upon, among other things (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by Parent and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) Genzyme’s board of directors having approved the Offer and the Proposed Merger such that, or the Purchaser and Parent are otherwise satisfied in their sole discretion that, the restrictions on business combinations with interested shareholders set forth in Chapter 110F of the General Laws of Massachusetts and any other applicable anti-takeover laws are inapplicable to the Offer and the Proposed Merger, (iii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), as amended, applicable to the purchase of Shares under this Offer having expired or been terminated as described in the Offer documents, and any other approvals or notifications under applicable foreign antitrust, competition or merger control laws applicable to the purchase of Shares under this Offer having been obtained or made as described in the Offer documents, and (iv) Genzyme not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s or Parent’s ability to acquire Genzyme or otherwise diminishing the expected value to Parent of the acquisition of Genzyme.

Additional customary conditions to the Offer include (i) the absence of pending or threatened litigation that would have a material impact on the transaction; (ii) no law or regulation shall have been enacted or made applicable to the transaction that would have a material impact on the transaction; (iii) there shall not have been a material adverse effect on Genzyme or the US markets; (iv) Genzyme shall not have entered into and there shall have been no public announcement of, a competing transaction; (v) Parent shall not be aware of any conflict between the Offer and any material contract or indebtedness of Genzyme; and (vi) Genzyme shall not be operating outside of the ordinary course of business.

If any such condition is not satisfied as of the Expiration Date, neither Parent nor the Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any tendered Shares. These conditions are for the sole benefit of Parent and the Purchaser and their affiliates, may be asserted by either Parent or the Purchaser in their sole discretion, and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time prior to the Expiration Date, subject to applicable law. Parent and the Purchaser expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer.

5. Financing

The Purchaser will need approximately US $19 billion to purchase Shares pursuant to the Offer and consummate the Proposed Merger, to fund amounts that may become payable under Genzyme’s existing credit facility and outstanding senior notes and to pay related fees and expenses. As of December 31, 2009, Parent had cash and cash items in the amount of approximately €4.7 billion.

Parent has executed a facilities agreement (the “Facilities Agreement”) with J.P. Morgan plc, Société Générale Corporate & Investment Banking and BNP Paribas (the “Initial Mandated Lead Arrangers”) for unsecured term loan facilities of up to US $15,000,000,000 (together, the “Acquisition Facility”):

•

a US $10,000,000,000 term facility (“Facility A”) maturing 18 months from October 2, 2010, the date of execution of the Facilities Agreement. The maturity of Facility A can be postponed by Parent by 6 months.

•	a US $5,000,000,000 amortizable term facility (“Facility B”) with final maturity at 42 months from the date of execution of the Facilities Agreement.

Facilities A and B are available for a period of 9 months after execution of the Facilities Agreement. The interest rate on each facility is equal to the London Inter-Bank Overnight Rate (or LIBOR), plus an applicable margin.

The Initial Mandated Lead Arrangers have committed to provide the full amount of the loans under the Acquisition Facility and have indicated their intention to form a syndicate of banks that would become lenders thereunder. The Facilities Agreement contains representations and warranties customary for credit facilities of this nature, including as to the accuracy of financial statements, litigation and no conflict with material agreements or instruments. The Facilities Agreement contains certain covenants, including limitations on liens (with exclusions to the extent necessary to comply with margin lending regulations and certain other exceptions to be agreed upon), mergers, compliance with laws and change of business. The commitment of the Initial Mandated Lead Arrangers is conditioned upon, among other things, delivery of the tender offer documents and documents relating to the Proposed Merger, there being no change in control of Parent, receipt of required approvals and consents and delivery of certain financial statements. No alternative financing is contemplated at this time.

Amounts to be paid for the Shares properly tendered in the Offer will be funded by available cash at Parent at the time of the payment for the Shares, and/or the Acquisition Facility, and/or issuance of US commercial paper and/or French Billets de Trésorerie, and/or issuance of other debt securities in various debt capital markets and/or other existing syndicated credit facilities at Parent (in particular part of its €7,000,000,000 general corporate purposes syndicated multicurrency revolving facility terminating in July 2015) or any combination of the foregoing.

Parent expects to contribute or otherwise advance funds to enable the Purchaser to consummate the Offer. Parent expects, based upon the combination of internally available cash, the aforementioned credit facilities of Parent and/or aforementioned debt securities issuance and/or borrowings under the Acquisition Facility, to have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for Shares tendered in the Offer and to provide funding for the Proposed Merger.

It is anticipated that the borrowings described above will be refinanced or repaid from funds generated internally by Parent (including, after consummation of any merger or other business combination that may be proposed with respect to Genzyme, existing cash balances of and funds generated by Genzyme) or other sources, which may include the proceeds of the sale of debt securities. No decision has been made concerning this matter, and decisions will be made based on Parent’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.

A copy of the Facilities Agreement is on file with the SEC as an exhibit to the Schedule TO.

The Offer is not conditioned upon any financing arrangements.

6. Dividends and Distributions.

If, on or after the date of the Offer to Purchase, Genzyme decides to carry out any transaction on its securities (issuance of securities, consolidation, division, free share allocation, repurchase programs, or otherwise) or a distribution of any nature before the completion of the Offer, the Purchaser may modify the Offer price and/or one or more conditions of the Offer may not be satisfied.

7. Regulatory Approvals.

The antitrust filing requirements of the HSR Act in the United States and the European Commission in the European Union apply to the acquisition of Shares in the Offer. It is also anticipated that the relevant antitrust authorities in Brazil, Japan and Korea, and possibly other countries, will be required to be notified.

8. Miscellaneous.

The Offer is not made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the the laws of such jurisdiction.

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. Genzyme is a US company listed on Nasdaq. The proposed transaction will be subject to US regulation, and made pursuant to US offer documents filed today by Sanofi-Aventis and GC Merger Corp. with the SEC. These documents will be mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. The tender offer materials may be obtained at no charge at the website maintained by the SEC at http://www.sec.gov.

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